EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
CPI Corp:

We consent to the incorporation by reference in the Registration Statement on Form S-8, filed on August 21, 2008, pertaining to the CPI Corp. Omnibus Incentive Plan of our reports dated May 8, 2008 with respect to the consolidated balance sheets of CPI Corp. (the "Company") as of February 2, 2008, and February 3, 2007, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended February 2, 2008, and the effectiveness of internal control over financial reporting as of February 2, 2008, which reports appear in the February 2, 2008 annual report on Form 10-K of the Company.

Our report dated May 8, 2008, on the effectiveness of internal control over financial reporting as of February 2, 2008, expresses our opinion that the Company did not maintain effective internal control over financial reporting as of February 2, 2008, because of the effect of three material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the three material weaknesses relate to, controls over the accounting for income taxes, controls over the accounting for the interest rate swap, and controls over the accounting for advertising costs.

Our report dated May 8, 2008, on our audit of the financial statements, refers to changes in disclosure provisions for pensions and other post-retirement plans and accounting for share-based payments.

/s/KPMG LLP
KPMG LLP

St. Louis, Missouri
August 15, 2008